[Letterhead of Sutherland Asbill & Brennan LLP]

June 17, 2010

VIA EDGAR SUBMISSION

Christina DiAngelo

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	Main Street Capital Corporation Post-Effective Amendment No. 4 to Registration Statement on Form N-2 filed on April 19, 2010 (File No. 333- 155806) (“Post- Effective Amendment No. 4”)

Dear Ms. DiAngelo:

On behalf of Main Street Capital Corporation (the “Company”), set forth below are the Company’s responses to the comments provided orally by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Company during a telephone conversation on June 7, 2010.  The Staff’s comments are set forth below in italics and are followed by the Company’s responses.  References to the Company’s registration statement on Form N-2 contained herein are to Post-Effective Amendment No. 5 to the Company’s registration statement on Form N-2, which has been filed with the SEC on the date hereof (“Post-Effective Amendment No. 5”).

In addition to responding to the Staff’s comments, Post-Effective Amendment No. 5 also reflects a number of updating and clarifying changes.

Fees and Expenses

1.                                       We note the absence of the line item entitled “Acquired Company Fees and Expenses” from the “Fees and Expenses” table contained on page 14 of Post-Effective Amendment No. 4.  Please confirm to us whether the Company has made investments that trigger the need for the “Acquired Company Fees and Expenses” line item or whether such expenses amount to less than one basis point of average net assets of the Company.

The Company confirms that “Acquired Company Fees and Expenses” amount to less than one basis point of average net assets of the Company, and the Company is in compliance with Instruction No. 10 to Item 3 of Form N-2 (i.e., such fees and expenses are included in the line item entitled “Operating Expenses” in the “Fees and Expenses” table).

2.                                       We refer to the “Example” and the related table set forth on pages 14 and 15 of Post-Effective Amendment No. 4.  In accordance with Instruction No. 3 to Item 3 of Form N-2, please round all dollar figures set forth in such table to the nearest dollar.  In addition, please move the “Example” section to immediately follow “Fees and Expenses” table.

The Company has revised the disclosure accordingly.  See page [•] of Post-Effective Amendment No. 5.

Financial Statements

3.                                      We refer to the auditor’s report contained on page F-2 of Post-Effective Amendment No. 4.  Please advise us as to whether the Company’s auditor confirmed or physically examined the Company’s securities to confirm their existence in connection with its audit of the Company’s financial statements for the year ended December 31, 2009.  Moreover, in accordance with paragraph 11.08 of the AIPCA Audit and Accounting Guide — Investment Companies (May 1, 2007), future audit reports on the Company’s financial statements should include a statement that the auditor has specifically confirmed or physically examined the Company’s securities to confirm their existence.

The Company has confirmed with its auditor, Grant Thornton LLP, that it confirmed the existence of the Company’s securities in connection with its audit of the Company’s financial statements for the year ended December 31, 2009.  In addition, the Company will ensure that future audit reports on the Company’s financial statements will include a statement that the Company’s auditor has confirmed or physically examined the Company’s securities to confirm their existence.

4.                                      Please confirm that the consolidated balance sheets included on page F-3 of Post-Effective Amendment No. 4 comply with Rule 6-04(12) of Regulation S-X.

The Company confirms that “Accounts payable and other liabilities” on its consolidated balance sheets contains a payable to Main Street Capital Partners, LLC (the “Investment Manager”), a wholly owned subsidiary of the Company that acts as its manager and investment advisor, related to net cash expenses incurred by the Investment Manager to support the Company’s business.  At December 31, 2009, the payable was $217,422, which is fully disclosed in the Related Party Transactions Footnote Q to the Notes to Consolidated Financial Statements of the Company.  The Company acknowledges the Staff’s comment and will ensure compliance with Rule 6-04(12) of Regulation S-X in all future periods by separately stating payables to the Investment Manager (and any other affiliates enumerated in Rule 6-04(12) of Regulation S-X) on the face of its consolidated balance sheets.

5.                                      We refer to the line item entitled “Marketable securities and idle funds investments” on the Company’s consolidated balance sheets contained in Post-

Effective Amendment No. 4.  Please move such line item to immediately precede the line item entitled “Total investments” given that such marketable securities and idle funds constitute part of the Company’s investment portfolio.

The Company currently narratively discusses and presents its “Portfolio investments” as separate and distinct from its “Marketable securities and idle funds investments” since the former are a part of the Company’s long term investment strategy while the latter are short term “idle funds” type investments that will be rotated into “Portfolio investments.”  As a result, the Company believes that it is important that it continue to include a “Portfolio investments” total in its consolidated balance sheets.  However, in light of the Staff’s comment, the Company will modify its consolidated balance sheets in future periods to include a subtotal for “Total portfolio investments” above “Marketable securities and idle funds investments” and a total for “Total investments” below “Marketable securities and idle funds investments,” as set forth below:

ASSETS

Portfolio investments at fair value:

Control investments

Affiliate investments

Non-Control/Non-Affiliate investments

Investment in affiliated Investment Manager

Total portfolio investments

Marketable securities and idle funds investments

Total investments

6.                                      We refer to the line item entitled “General and administrative” on the Company’s consolidated income statement contained in Post-Effective Amendment No. 4.  Please confirm that no expenses included within such line item are required to be separately itemized on the consolidated income statement in accordance with Rule 6-07(2)(b) of Regulation S-X.

The Company confirms that no expenses included within the line item entitled “General and administrative” on the Company’s consolidated income statement were required to be separately itemized on the consolidated income statement in accordance with Rule 6-07(2)(b) of Regulation S-X.  The Company will ensure compliance with this rule in future periods.

7.                                      We refer to the “Other” and “Other Marketable Securities” line items included in the consolidated schedule of investments contained in Post-Effective Amendment No. 4.  Please indicate what types of investments are contained in these line items and confirm that the use of such line items will comply with footnote no. 1 to Rule 12-12 of Regulation S-X in all future filings.

The “Other” and “Other Marketable Securities” line items contain various immaterial portfolio investments and marketable securities investments, respectively.  No individual investment included in the “Other” and “Other Marketable Securities” line items in the consolidated schedule of investments exceeded five percent of the total fair value of the “Portfolio Investments” and the total fair value of the “Marketable Securities and Idle Funds Investments,” respectively, and the aggregate fair value of the investments included in the “Other” and “Other Marketable Securities” line items is less than five percent of the total fair value of the Company’s “Total investments,” which is the sum “Total portfolio investments” and “Marketable securities and idle funds investments.”  However, certain of the investments in the “Other” line item in the consolidated schedule of investments are restricted, have been held for more than one year prior to the date of the related balance sheet and/or have been previously reported by name or otherwise made available to the public.  In all future filings, the Company will ensure full compliance with footnote no. 1 to Rule 12-12 of Regulation S-X, including the inclusion of a footnote to the “Other” and “Other Marketable Securities” line items in its consolidated schedule of investments to explain what these terms represent.

8.                                      To the extent that the Company has undistributed net investment income in future periods, such amount should not only be reflected in the Company’s consolidated balance sheets, but also in the Company’s consolidated statement of changes in net assets.

The Company acknowledges the Staff’s comment and will ensure compliance therewith in future periods to the extent applicable.

*                              *                              *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0805, or Steven B. Boehm at (202) 383-0176.

Sincerely,

/s/ Harry S. Pangas
Harry S. Pangas